Allianz SE

Allianz, 80790 Munich, Germany		Koeniginstrasse 28
Mr. James B. Rosenberg, Senior Assistant Chief Accountant, Division of Corporate Finance, Securities and Exchange Commission, 100 F Street, N.E., Washington, D.C. 20549

80802 Munich, Germany

Phone +49 89 38 00-0

Fax +49 89 38 00-34 25

www.allianz.com

Dresdner Bank München

Bank code 700 800 00

Account No. 310 922 700

IBAN DE48 7008 0000 0310 9227 00

SWIFT-BIC DRESDEFF700

	Direct dial	Date

	Tel. +49 89 38 00-14444	November 10, 2009

Allianz SE

Form 20-F for the Year Ended December 31, 2008

Filed on April 1, 2009

(File No. 001-15154)

Dear Mr. Rosenberg:

We are writing on behalf of Allianz SE (“Allianz”) in response to your comment letter of October 29, 2009 in connection with the Staff’s comments on the Annual Report on Form 20-F for the fiscal year ended December 31, 2008 (“2008 Form 20-F”).

We appreciate the Staff’s review of the 2008 Form 20-F and have attempted to thoughtfully and carefully consider the Staff’s comment. For your convenience, your comment is restated in full and in bold. The following is Allianz’s response to the Staff’s comment:

Consolidated Financial Statements

Consolidated Income Statements, page F-2

1.	We acknowledge your response to prior comment one. We continue to believe, however, that including minority interest in the profit and loss measure is required to comply with paragraph 82(f) of IAS 1, revised 2007 and thus, to achieve a fair presentation as contemplated by the first sentence of paragraph 17. Please confirm to us that your consolidated income statements included in any future filings will arrive at a profit or loss measure that includes minority interest for all periods presented, and will separately present allocation to profit or loss attributable to non-controlling interests and to the owners of the parent, as required by paragraph 83.

R:	We confirm that Allianz’s consolidated financial statements for the year ending December 31, 2009 will arrive at a profit or loss measure that includes minority interests for all periods presented and will separately present the allocation to profit or loss attributable to minority interests, and any future filings of Allianz with the U.S. Securities and Exchange Commission (the “SEC”) would include such presentation. We would also note, however, that Allianz filed a Form 15F with the SEC on October 30, 2009.

*            *            *

On behalf of Allianz, we would like to thank you for the cooperation you and the Staff have extended with the review of the 2008 Form 20-F. Please do not hesitate to call us at (011) (49) 89-3800-14444 or William Torchiana of Sullivan & Cromwell LLP at (011) (33) (1) 7304-5890 with any questions or comments on the foregoing.

Very truly yours,

/s/ Oliver Bäte	/s/ Dr. Susanne Kanngiesser
Oliver Bäte	Dr. Susanne Kanngiesser
Chief Financial Officer	Executive Vice President

cc:	Ibolya Ignat

Mark Brunhofer

(Securities and Exchange Commission)

Dr. Peter Hemeling

Burkhard Keese

(Allianz SE)

Johannes Pastor, Partner

(KPMG AG)

William D. Torchiana

(Sullivan & Cromwell LLP)